                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a Notice to Shareholders in connection with the upcoming
Extraordinary General Meeting of Shareholders to be held on February 23, 2010.
This Notice contains clarifications requested by the Israel Securities Authority on Tefron's immediate report filed in Israel with respect to the convening of the Extraordinary General Meeting. Tefron does not believe these clarifications to be material, but the attached is being submitted on Form 6-K in order to make these clarifications available to U.S. investors as well.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: February 11, 2010

                      NOTICE TO SHAREHOLDERS OF TEFRON LTD.

                                FEBRUARY 8, 2010

Below are changes to the Notice of Extraordinary General Meeting of Shareholders
and the Proxy Statement for the Extraordinary General Meeting of Shareholders to
be held on February 23, 2010, reflecting clarifications requested by the Israel
Securities Authority on Tefron's immediate report filed in Israel with respect to the convening of the Extraordinary General Meeting:

     1.   Item one on the agenda of the Meeting in the Notice of Extraordinary
          General Meeting of Shareholders is amended to read as follows:

               1. to approve as an "extraordinary private placement", pursuant to Section 328(b) of the Companies Law 5759-1999, a private placement of ordinary shares to Norfet, Limited Partnership and/or its designee, following which Norfet may increase its holdings to up to 45% of the voting rights in the Company;

     2.   The first paragraph of Proposal One on page 6 of the Proxy Statement under the heading "Approval of Private Placement to Norfet, Limited
          Partnership" is amended to read as follows:

               At the Meeting, shareholders will be asked to approve a private placement to Norfet, Limited Partnership and/or its designee, pursuant to Section 328(b) of the Companies Law 5759-1999, following which Norfet, Limited Partnership may increase its holdings in Tefron to up to 45% of the voting rights in Tefron.

     3.   The section of Proposal One entitled "Share Capital and Ownership
          Percentage of Offerees and of Interested Parties in Tefron's Shares"
          on pages 10 and 11 of the Proxy Statement is amended to read as follows:

               The following is a table containing information on the number and percentage holdings of Norfet, interested parties of the Company and the aggregate holdings of the other shareholders in the
               Company's share capital and voting rights as of February 1, 2010, giving effect to the Private Placement and giving effect to the
               Private Placement on a fully diluted basis, and all assuming (i)
               full response to the Rights Offering (excluding Norfet's response to the Rights Offering, as discussed above) and (ii) no response to the Rights Offering whatsoever:

                                                                       IN THE EVENT THERE IS NO RESPONSE                                IN THE EVENT THERE IS FULL RESPONSE TO
                                                                       WHATSOEVER TO THE RIGHTS OFFERING                                           THE RIGHTS OFFERING
                                                        ----------------------------------------------------------------        -------------------------------------------------------
                                                                                                  IMMEDIATELY                                                        IMMEDIATELY
                                                                                                  FOLLOWING THE                                                     FOLLOWING THE
                                                                IMMEDIATELY                      PRIVATE PLACEMENT                    IMMEDIATELY                 PRIVATE PLACEMENT
                                                               FOLLOWING THE                    ON A FULLY DILUTED                    FOLLOWING THE               ON A FULLY DILUTED
                            AS OF FEBRUARY 1, 2010            PRIVATE PLACEMENT                      BASIS(1)                       PRIVATE PLACEMENT                  BASIS(2)
                          -------------------------     -----------------------------       ----------------------------        --------------------------     ------------------------
     NAME OF               NUMBER                        NUMBER                              NUMBER                              NUMBER                        NUMBER
INTERESTED PARTY          OF SHARES      PERCENTAGE(2)  OF SHARES         PERCENTAGE(3)     OF SHARES         PERCENTAGE(3)     OF SHARES      PERCENTAGE(3)  OF SHARES      PERCENTAGE(3)
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
Norfet Limited
Partnership                 461,308           21.76%    1,351,957(3)           44.87%(4)    1,351,957(4)           40.56%(4)      804,836           21.76%      804,836           18.90%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
Yacov Gelbard(4)             47,650            2.25%       47,650               1.58%          77,650               2.33%          83,134            2.25%      113,134            3.18%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
FIMI Opportunity
Fund Limited
Partnership                     318            0.01%          613               0.02%             613               0.02%             555            0.01%          555            0.01%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
FIMI Israel
Opportunity Fund
Limited
Partnership                   1,649            0.08%        3,177               0.11%           3,177               0.10%           2,877            0.08%        2,877            0.07%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
Rimon Investment
Master Fund L.P             101,227            4.77%      101,227               3.36%         101,227               3.04%         176,609            4.77%      176,609            4.15%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
Amit Meridor(5)                   0               0%            0                  0%         100,000               3.00%               0               0%      174,468            4.10%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
Analyst E.M.S
Management of
Funds in Trust
Ltd.                        114,727            5.41%      114,727               3.81%         114,727               3.44%         200,162            5.41%      200,162            4.70%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
Analyst Provident
Funds Ltd.                    3,000            0.14%        3,000               0.10%           3,000               0.09%           5,234            0.14%        5,234            0.12%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
Tefron Holdings
(98) Ltd.(6)                 99,740             ___        99,740                ___           99,740                ___           99,740             ___        99,740             ___
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
Public                    1,390,419           65.58%    1,390,419              46.15%       1,580,648              47.42%       2,425,839           65.58%    2,757,728           64.77%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------
TOTAL                     2,120,298          100.00%    3,012,769             100.00%       3,332,998             100.00%       3,699,245          100.00%    4,257,943          100.00%
-------------------       ---------       ---------     ---------          ---------        ---------          ---------        ---------       ---------     ---------       ---------

----------

     (1)  Assuming the exercise of all options granted to employees, including all options to employees that Tefron has agreed to grant (but not yet granted), which are exercisable into 320,229 ordinary shares of the
          Company and which constitute as of February 1, 2010, all of the
          Company's securities exercisable or convertible into the Company's shares. It should be noted that the calculation of percentage ownership on a fully diluted basis in the table takes into account the rights issuable to holders of Tefron's employee options under the terms of the Rights Offering,

     (2)  Calculated excluding 99,740 ordinary shares held by Tefron's wholly owned subsidiary that were purchased by the Company's subsidiary prior to the entering into effect of the Israeli Companies Law of 1999. In practice, the Company's subsidiary has undertaken not to exercise the equity and voting rights with respect to such shares. Accordingly, the above calculation was made excluding the holdings of the subsidiary from the Company's share capital and voting rights.

     (3)  Norfet and/or its designee may participate in the Private Placement.

     (4)  Executive Chairman of our Board of Directors.

     (5)  Chief Executive Officer of Tefron. Tefron has agreed to issue to Mr.
          Meridor options to purchase 100,000 ordinary shares. These options were taken into account for the purpose of calculating percentage ownership and percentage ownership on a fully diluted basis.

     (6)  A private Company wholly owned by the Company.

     4.   The second bullet point under the heading "Reasons of the Audit
          Committee and Board of Directors" on pages 11 and 12 of the Proxy
          Statement is amended to read as follows:

               o As part of the MOU that we signed with the Banks, we agreed, among other things, to complete a rights offering and/or a private placement of shares in which not less than $4 million is invested in Tefron's equity by the end of the first quarter of
               2010. Concurrently, Norfet signed an undertaking in favor of the
               Banks pursuant to which, subject to receipt of all necessary regulatory and shareholder approvals, Norfet (or whoever acts on its behalf) agreed to participate in a rights offering and/or private placement of Tefron shares, and in the framework of such rights offering and/or private placement not less than $4 million would be invested in Tefron's equity. In the event that we do not reach a final and comprehensive binding agreement with the Banks, the Banks may cancel all our credit lines, in which event we would have a real difficulty in obtaining financing from other sources, which would jeopardize the continuation of our
               activities, and Tefron would have difficulty continuing to operate as a going concern.

     5.   The following paragraph is added in the section "Reasons of the Audit
          Committee and Board of Directors" after the second full paragraph on page 12 of the Proxy Statement:

               In addition, in light of the fact that the Private Placement to
               Norfet and the "safety net" that Norfet is providing to the
               Company are conditions to a settlement with the Banks, it is important to obtain shareholder approval for the Private
               Placement to Norfet prior to conducting the Rights Offering in order to provide shareholders with greater certainty regarding whether or not the Private Placement and Norfet's "safety net"
               have been approved by shareholders when considering whether or not to exercise their rights in the Rights Offering.

     6.   The following paragraph is added at the beginning of Proposal Three on page 15 of the Proxy Statement, under the heading "Framework
          Resolution: Approval of The Company's Purchase of Directors' and
          Officers' Liability Insurance Policies, Including as Directors and
          Officers of the Company's Subsidiaries, But Not Including Directors
          and Officers Who are Controlling Shareholders":

               At the Company's annual general meeting of shareholders held on
               August 26, 2009 (the "2009 Meeting"), the shareholders approved, among other things, a framework resolution approving the
               Company's purchase of directors' and officers' liability
               insurance policies ("D&O Insurance"). However, due to a
               clerical error, the proxy statement for the 2009 Meeting stated
               that the aggregate premium payable for the D&O Insurance for the period from October 14, 2009 to October 14, 2010 was
               approximately US$125,000 instead of US$262,000, which is the basic premium necessary for maintaining insurance coverage in an amount of US$15,000,000, which is the amount of insurance
               coverage that the Company has purchased in previous years.
               Shareholders are being asked to approve the Company's purchase of
               D&O Insurance again with the updated basic premium.